SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Bluegreen Vacations Holding Corporation

(Name of Subject Company (Issuer))

Bluegreen Vacations Holding Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Stock, par value $0.01

(Title of Class of Securities)

096308 101

(CUSIP Number of Class of Securities)

Alan B. Levan

Chairman, Chief Executive Officer and President

Bluegreen Vacations Holding Corporation

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

(561) 912-8000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

Alison W. Miller

Stearns Weaver Miller Weissler

Alhadeff & Sitterson, P.A.

150 West Flagler Street, Suite 2200

Miami , Florida 33130

(305) 789-3200

November 9, 2022

(Date tender offer first published, sent or given to security holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

AMENDMENT NO. 2 TO SCHEDULE TO

This Amendment No. 2 to Tender Offer Statement on Schedule TO (this “Amendment”) amends the Tender Offer Statement on Schedule TO filed by Bluegreen Vacations Holding Corporation, a Florida corporation (the “Company”), with the Securities and Exchange Commission (the “Commission”) on November 9, 2022, as amended by Amendment No. 1 thereto filed with the Commission on December 12, 2022 (the “Schedule TO”), with respect to the Company’s offer to purchase shares up to 4,500,000 shares of its Class A Common Stock, par value $0.01 per share, at a purchase price of $25.00 per share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated November 9, 2022 (as amended, the “Offer to Purchase”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended, the “Letter of Transmittal”), a copy of which is attached to the Schedule TO as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “Offer.”

This Amendment is being filed to amend and supplement the Items of the Schedule TO and the Offer to Purchase, in each case, as specifically set forth herein. The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Item 11. Additional Information.

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following statement:

On Tuesday, December 27, 2022, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on Friday, December 23, 2022. A copy of the press release is filed as Exhibit (a)(5)(B) hereto and is incorporated herein by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the press release referenced in Item 11 above as Exhibit (a)(5)(B). The exhibit list, as so amended, is set forth below.

(a) Exhibits.

(a)(1)(A)	Offer to Purchase, dated November 9, 2022*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees*

(a)(1)(F)	Press Release dated November 3, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed by the Company with the Securities and Exchange Commission on November 3, 2022)

(a)(5)(A)	Press Release dated December 12, 2022*

(a)(5)(B)	Press Release dated December 27, 2022

(b)	None

(d)(1)	Bluegreen Vacations Holding Corporation 2021 Incentive Plan (incorporated by reference to Exhibit 10.1 to the Company’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 22, 2021)

(d)(2)	Employment Agreement between the Company and Alan B. Levan (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(3)	Employment Agreement between the Company and John E. Abdo (incorporated by reference to Exhibit 10.2 to the Company’s Quarterly Report on Form 10-Q for the quarter ended September 30, 2012 filed with the Securities and Exchange Commission on November 14, 2012)

(d)(4)	Employment Agreement between the Company and Raymond S. Lopez (incorporated by reference to Exhibit 10.1 to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2015 filed with the Securities and Exchange Commission on May 8, 2015)

(g)	None

(h)	None

(b) Filing Fee Exhibit.

(107)	Calculation of Filing Fee Table*

*	Previously filed.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2022	BLUEGREEN VACATIONS HOLDING CORPORATION

	By:	/s/ Raymond S. Lopez
	Name:	Raymond S. Lopez
	Title:	Executive Vice President, Chief Operating Officer, Chief Financial Officer and Treasurer

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